

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

Ms. Janet F. Clark
Executive Vice President and Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Road
Houston, Texas 77056-2723

>   **Re: Marathon Oil Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Response letter dated April 25, 2008**
>   **File No. 1-5153**

Dear Ms. Clark:

        We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

E&P Operating Statistics, page 46

1.   We note your response to prior comment 1 in our letter dated March 31, 2008, with respect to your average realizations for natural gas in Africa. Please further clarify why you have chosen to primarily enter into fixed priced contracts for natural gas for your Equatorial Guinea production that resulted in average realizations of $0.25 per thousand cubic feet, for example, in 2007, when realizations were over $5.00 per thousand cubic feet in Europe and the U.S. In this regard, explain to us why it is not feasible to export natural gas from Africa to markets that would result in higher realizations.

Financial Statements

Note 1 – Summary of Principal Accounting Policies, page F-8

Revenue Recognition, page F-9

2.   We note your response to prior comment 3 in our letter dated March 31, 2008
        with respect to your accounting policy for reporting royalties paid in cash. Please
        explain to us how you considered the guidance in SFAS 19, paragraph 59T, which
        states in the last sentence, "Royalty payments… shall be excluded from gross
        revenues" when concluding that it is appropriate to report royalties on the gross
        basis.

3.   Your response states that you retain ownership of the production volumes up to
        the point of sale when you pay royalties in cash. Please clarify how you have
        determined that you have ownership of the production volumes when those
        production volumes are owned by the royalty owner. Further, we note that you
        believe you act as an agent when you sell production volumes on behalf of a
        royalty owner when royalty payments are due in kind. Explain why you believe
        that you act as a principal (and not an agent) when you sell production volumes
        on behalf of the royalty owner when royalties are due in cash.

4.   Your response indicates that your accounting policy for reporting royalties is
        consistent with EITF 99-19. Please clarify how you evaluated the fourth bullet in
        paragraph 4 of EITF 99-19 when determining that you are in the scope of this
        guidance. If you believe you are in the scope of EITF 99-19, please provide your
        complete analysis which supports your conclusion of gross reporting for royalties
        paid in cash.

Note 6. Acquisitions, page F-19

5.   We note that you have prepared the investment significance test without including
        the debt that you acquired from Western Oil Sands in the total consideration of
        the acquisition. Please clarify how you determined that you were not the legal
        obligor of this debt at the acquisition date when it appears that you assumed this
        debt upon the acquisition of Western Oil Sands. In addition, please clarify how
        you determined that it is appropriate to exclude the debt when it appears that you
        have allocated the long-term debt to the liabilities acquired based on your
        disclosure on page F-20.

Note 9 – Segment Information, page F-24

6.   We note your response to prior comment 7 in our letter dated March 31, 2008, and although we understand how your "total revenues" figure on pages 45 and F-25 reconciles to "total revenues and other income" on the face of your statements of income, we believe that providing such a reconciliation in your filings will assist readers and is required by SFAS 131, paragraph 32(a). Please comply in future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief